UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated March 19, 2021

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains a Stock Exchange Announcement dated 19 March 2021 entitled ‘SHARE BUYBACK PROGRAMME’.

RNS Number : 8687S

Vodafone Group Plc

19 March 2021

19 March 2021

Vodafone Group Plc

SHARE BUYBACK PROGRAMME

In March 2019, Vodafone Group Plc (‘Vodafone’) issued a two-tranche mandatory convertible bond (‘MCB’), the first tranche of which (£1,720,000,000 1.20 per cent. Subordinated Mandatory Convertible Bonds; ISIN XS1960588850) matured on 12 March 2021, and the second tranche of which is due to mature in March 2022. In order to satisfy the conversion of the first tranche of the MCB, 1,426,710,898 shares were issued from existing shares held in treasury. Vodafone today announces it will commence a new irrevocable and non-discretionary share buy-back programme on 22 March 2021 (the ‘Programme’). The sole purpose of the Programme is to reduce the issued share capital of Vodafone to partially offset the increase in the issued share capital as a result of the maturing of the first tranche of the MCB.

Vodafone currently intends to launch additional share buy-back programmes over the next 12 months to reduce the issued share capital of Vodafone, to further offset the increase in the issued share capital as a result of the maturing of the first tranche of the MCB, before the second tranche of the MCB matures in March 2022. Details of any such programmes, including the target number of shares to be repurchased, would be announced before any trading under such programmes begins.

Further details of the Programme

Vodafone has given irrevocable and non-discretionary instructions to Morgan Stanley & Co. International plc (‘Morgan Stanley’) in relation to the Programme, which will commence on 22 March 2021 and will end no later than 18 May 2021 (the ‘Designated Period’). Morgan Stanley will act as principal during the Programme and will make its trading decisions concerning the timing of the purchases of Vodafone’s ordinary shares independently of Vodafone.

The number of ordinary shares permitted to be purchased by Vodafone, pursuant to the authority granted by the shareholders at the Annual General Meeting of Vodafone on 28 July 2020 (the ‘2020 AGM’), is 2,677,388,122 ordinary shares. The number of ordinary shares to be purchased under the Programme will not exceed 256,822,895 ordinary shares and is therefore within the 2020 AGM approved limit. The purchased shares will be held as treasury shares. The maximum amount allocated to the Programme is £330 million (considering money received or paid under the accompanying option structure).

As announced in March 2019, when the MCB was successfully placed, Vodafone entered into an accompanying option strategy to mitigate, partially or fully, any share price appreciation relative to the initial conversion price of the bonds, should Vodafone decide to execute a share buyback. Vodafone today announces that the exercise dates have been amended to mature over the next 12 months in order to match the optimal level of average daily share buy-backs to be pursued.

Any purchases of ordinary shares by Vodafone in relation to this announcement will be made on the London Stock Exchange and effected within certain pre-set parameters and in accordance with the authority granted by shareholders at the 2020 AGM, the Market Abuse Regulation 596/2014 as it forms part of domestic law by virtue of section 3 of the European Union (Withdrawal) Act 2018 (as amended) and Chapter 12 of the Listing Rules and will be discontinued in the event Vodafone ceases to have the necessary general authority to repurchase ordinary shares.

Details of the authority granted at the 2020 AGM can be found on our website under: https://investors.vodafone.com/sites/vodafone-ir/files/vodafone/agm/2020/result_of_AGM_2020.pdf

Details of the mandatory convertible bond can also be found on our website under:

https://otp.tools.investis.com/Utilities/PDFDownload.aspx?Newsid=1237908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 19, 2021	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary